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                                                               Exhibit (a)(1)(O)

INTEL CORPORATION
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA
95052-8119

INTEL(R)                                                            News Release


CONTACT: Tom Beermann                       Doug Lusk
         Press Relations                    Investor Relations
         (408) 765-6855                     (408) 765-1679
         tom.beermann@intel.com             doug.lusk@intel.com



                INTEL SUCCESSFULLY COMPLETES XIRCOM TENDER OFFER

SANTA CLARA, Calif., March 8, 2001 -- Intel Corporation today announced the successful completion of its tender offer for all outstanding shares of common stock of Xircom, Inc. As of the expiration of the tender offer at 5 p.m. EST yesterday, the shares tendered, together with those already owned by Intel, totaled 27,343,805, representing approximately 91 percent of the outstanding shares of Xircom common stock. This total, together with 2,264,879 shares subject to guaranteed delivery, equal approximately 98 percent of the outstanding shares.

         Intel also announced that it intends to complete its acquisition of the remaining shares of Xircom common stock on or about March 13. Intel will complete the acquisition by merging its wholly owned subsidiary, ESR Acquisition Corporation, into Xircom, with Xircom remaining as a wholly owned subsidiary of Intel.

         Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com.

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